Exhibit 99.1

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of shareholder having a major interest

THE CAPITAL GROUP OF COMPANIES, INC. ON BEHALF OF ITS AFFILIATES INCLUDING CAPITAL GUARDIAN TRUST COMPANY, CAPITAL INTERNATIONAL S.A., CAPITAL INTERNATIONAL, INC. AND CAPITAL INTERNATIONAL LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER AND ITS AFFILIATES NAMED IN TWO ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

THE CAPITAL GROUP COMPANIES, INC.

i)	CAPITAL GUARDIAN TRUST COMPANY

	Northern Trust	140,365

	Chase Nominees Limited	1,626,100

	Nortrust Nominees	1,375,900

	Mellon Nominees (UK) Limited	102,200

ii)	CAPITAL INTERNATIONAL LIMITED

	State Street Nominees Limited	474,900

	Bank of New York Nominees	15,287,253

	Northern Trust	4,595,560

	Chase Nominees Limited	8,734,800

	Midland Bank plc	474,700

	Bankers Trust	511,800

	Barclays Bank	265,400

	Citibank London	1,683,148

	Morgan Guaranty	705,200

	Nortrust Nominees	9,136,100

	Royal Bank of Scotland	808,600

	State Street Bank & Trust Co	2,694,200

	National Westminster Bank	22,000

	Citibank NA	351,565

	Deutsche Bank AG	3,022,210

	HSBC Bank plc	2,182,500

	Mellon Bank N.A.	1,004,000

	Northern Trust AVFC	375,800

	KAS UK	101,500

	Mellon Nominees (UK) Limited	301,700

	Bank One London	303,900

iii)	CAPITAL INTERNATIONAL S.A.

	Chase Nominees Limited	886,501

	Bank of New York Nominees	75,300

	Midland Bank plc	25,300

	Royal Bank of Scotland	146,500

	National Westminster Bank	26,200

	Lloyds Bank	51,800

	Citibank NA	30,100

	HSBC Bank plc	445,500

iv)	CAPITAL INTERNATIONAL, INC.

	State Street Nominees Limited	2,996,500

	Bank of New York Nominees	1,513,390

	Northern Trust	77,300

	Chase Nominees Limited	5,447,100

	Midland Bank plc	148,800

	Bankers Trust	60,200

	Citibank London	108,100

	Nortrust Nominees	625,900

	State Street Bank & Trust Co	1,112,100

	Citibank	38,100

	Citibank NA	656,726

	HSBC Bank plc	155,448

	JP Morgan Chase Bank	168,800

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

NOT DISCLOSED

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

NOT DISCLOSED

9. Class of security

ORDINARY SHARES OF £1

10. Date of transaction

NOT DISCLOSED

11. Date company informed

2 NOVEMBER 2005

12. Total holding following this notification

71,077,066 ORDINARY SHARES of £1

13. Total percentage holding of issued class following this notification

5.96%

14. Any additional information

—

 15. Name of contact and telephone number for queries

EMMA PLATTS, 020 7009 5258

16. Name and signature of authorised company official responsible for making this notification

EMMA PLATTS, COMPANY SECRETARIAT MANAGER

 Date of notification

2 NOVEMBER 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.